

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 6, 2009

Mr. Mark C. Allen
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

> **Re: Denbury Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-12935**

Dear Mr. Allen:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Mark C. Shannon
                              Branch Chief